Exhibit 99.1

Enel Green Power Latin América Ltda. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Report of EY Audit SpA

Consolidated Financial Statements:

Consolidated Statements of Financial Position as of December 31, 2016 and 2015	1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014	3
Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014	5
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014	7
Notes to the Consolidated Financial Statements	10

Ch$ or CLP	Chilean pesos
US$ or USD	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Report of Independent Registered Public Accounting Firm

To Partners and Directors of

Enel Green Power Latin América Limitada

We have audited the accompanying consolidated statements of financial position of Enel Green Power Latin América Limitada and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Green Power Latin América Limitada and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We have not audited, reviewed or compiled the comparative consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows presented herein for the year ended December 31, 2014, and, accordingly, we express no opinion on them.

/s/ EY Audit SpA

EY Audit SpA

Santiago, Chile
September 28, 2017

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In thousands of U.S. dollars)

ASSETS	Note	12-31-2016	12-31-2015
		ThUS$	ThUS$

CURRENT ASSETS

Cash and cash equivalents	5	7,481	4,613
Other current non-financial assets	9	2,639	4,617
Trade and other current receivables	10	168,174	117,465
Current accounts receivable from related parties	8	25,090	12,506
Inventories	7	2,480	826
Current income tax assets	6	3,139	6,448

TOTAL CURRENT ASSETS		209,003	146,475

NON-CURRENT ASSETS

Other non-current financial assets	12	3,674	2,409
Other non-current non-financial assets	9	-	3,200
Intangible assets other than goodwill	13	66,274	70,309
Goodwill	14	11,009	14,039
Property, plant and equipment	15	2,208,718	1,710,125
Deferred tax assets	11	22,412	1,059

TOTAL NON-CURRENT ASSETS		2,312,087	1,801,141

TOTAL ASSETS		2,521,090	1,947,616

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015 (continued)

(In thousands of U.S. dollars)

LIABILITIES AND EQUITY	Note	12-31-2016	12-31-2015
		ThUS$	ThUS$

CURRENT LIABILITIES

Other current financial liabilities	20	6,556	4,194
Trade and other current payables	17	196,218	371,106
Current accounts and loans payable to related parties	8	765,041	26,213
Current income tax liabilities	16	3,830	2,752

TOTAL CURRENT LIABILITIES		971,645	404,265

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	502,311	506,283
Non-current accounts and loans payable to related parties	8	583,890	614,187
Other long-term provisions	18	12,609	6,452
Deferred tax liabilities	11	74,150	67,835
Non-current provisions for employee benefits		1,540	1,094

TOTAL NON-CURRENT LIABILITIES		1,174,500	1,195,851

TOTAL LIABILITIES		2,146,145	1,600,116

EQUITY
Issued capital		77,280	77,280
Retained earnings		150,151	127,920
Other reserves	21.1	1,351	129
Equity attributable to owners of parent company		228,782	205,329

Non-controlling interests	21.2	146,163	142,171

TOTAL EQUITY		374,945	347,500

TOTAL LIABILITIES AND EQUITY		2,521,090	1,947,616

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

		For the years ended December 31,
STATEMENTS OF PROFIT (LOSS)	Note	2016	2015	2014 (Unaudited)
		ThUS$	ThUS$	ThUS$
Revenues	24	280,713	196,546	136,636
Other operating income	24	27,027	7,245	10,178
Revenues and Other Operating Income		307,740	203,791	146,814
Raw materials and consumables used	25	(76,709)	(59,077)	(51,115)
Contribution Margin		231,031	144,714	95,699
Other work performed by the entity and capitalized		15,941	15,095	7,683
Employee benefits expenses	26	(25,994)	(22,552)	(10,845)
Depreciation and amortization expense	27	(78,963)	(44,011)	(22,861)
Impairment loss recognized in the period’s profit or loss	27	(3,030)	(6,684)	-
Other expenses	28	(31,450)	(23,316)	(21,011)
Operating income		107,535	63,246	48,665

Other gains (losses)	31	8,167	-	-
Financial income		-	-	40
Financial costs	29	(107,182)	(32,616)	(9,565)
Foreign currency exchange differences	30	5,513	(14,820)	(10,055)
Profit from indexed assets and liabilities		2,133	4,739	3,608

Income, before taxes		16,166	20,549	32,693
Income tax benefit (expense)	22	6,576	(23,787)	(22,050)

NET INCOME (LOSS)		22,742	(3,238)	10,643
Net income (loss) attributable to:
Shareholders of the parent company		20,411	(1,878)	8,788
Non-controlling interests	21.2	2,331	(1,360)	1,855
NET INCOME (LOSS)		22,742	(3,238)	10,643

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

		For the years ended December 31,
STATEMENTS OF OTHER COMPREHENSIVE INCOME	Note	2016	2015	2014 (Unaudited)
		ThUS$	ThUS$	ThUS$

Net Income (Loss)		22,742	(3,238)	10,643

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes

Remeasurement (loss) from defined benefit plans		(234)	(632)	(408)

Other comprehensive loss that will not be reclassified subsequently to profit or loss		(234)	(632)	(408)

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Gains (losses) from cash flow hedges		2,341	1,216	-
Reclassification adjustments on cash flow hedges		(499)	-	-

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		1,842	1,216	-

Total components of other comprehensive income (loss), before taxes		1,608	584	(408)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss

Income tax related to defined benefit plans		56	142	85

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		56	142	85

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss

Income tax related to cash flow hedges		(442)	(274)	-

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(442)	(274)	-

Total Other Comprehensive Income (Loss)		1,222	452	(323)

TOTAL COMPREHENSIVE INCOME		23,964	(2,786)	10,320

Comprehensive income (loss) attributable to:
Shareholders of the parent company		21,633	(1,426)	8,465
Non-controlling interests		2,331	(1,360)	1,855
TOTAL COMPREHENSIVE INCOME (LOSS)		23,964	(2,786)	10,320

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

Statement of Changes in Equity	Issued Capital	Changes in Other Reserves			Retained Earnings	Equity Attributable to Shareholders of the Parent	Non-Controlling Interests	Total Equity
		Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Total Other Reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of period 1/1/2016	77,280	942	(813)	129	127,920	205,329	142,171	347,500
Changes in equity
Comprehensive income:
Net income (loss)					20,411	20,411	2,331	22,742
Other comprehensive income (loss)		1,400	(178)	1,222		1,222	-	1,222
Total comprehensive income		1.400	(178)	1,222	20,411	21,633	2,331	23,964
Increase (decrease) due to changes in participation in subsidiaries (Note 21.2)	-			-	1,820	1,820	1,661	3,481
Total changes in equity	-	1,400	(178)	1,222	22,231	23,453	3,992	27,445
Equity at end of period 12/31/2016	77,280	2,342	(991)	1,351	150,151	228,782	146,163	374,945

Statement of Changes in Equity	Issued Capital	Changes in Other Reserves			Retained Earnings	Equity Attributable to Shareholders of the Parent	Non-Controlling Interests	Total Equity
		Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Other Reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of period 1/1/2015	77,280	-	(323)	(323)	131,482	208,439	121,312	329,751
Changes in equity
Comprehensive income
Net income (loss)					(1,878)	(1,878)	(1,360)	(3,238)
Other comprehensive income (loss)		942	(490)	452		452	-	452
Total comprehensive income		942	(490)	452	(1,878)	(1,426)	(1,360)	(2,786)
Dividends					-	-	-	-
Increase (decrease) due to changes in participation in subsidiaries (Note 21.2)	-	-	-	-	(1,684)	(1,684)	22,219	20,535
Total changes in equity	-	942	(490)	452	(3,562)	(3,110)	20,859	17,749
Equity at end of period 12/31/2015	77,280	942	(813)	129	127,920	205,329	142,171	347,500

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For years ended December 31, 2016, 2015 and 2014 (continued)

(In thousands of U.S. dollars)

Statement of Changes in Equity	Issued Capital	Changes in Other Reserves			Retained Earnings	Equity Attributable to Shareholders of Parent	Non-Controlling Interests	Total Equity
		Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Other Reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of period 1/1/2014 (Unaudited)	77,280	-	-	-	122,694	199,974	119,457	319,431
Changes in equity
Comprehensive income (Unaudited)
Net income (loss) (Unaudited)					8,788	8,788	1,855	10,643
Other comprehensive income (loss) (Unaudited)		-	(323)	(323)		(323)	-	(323)
Total comprehensive income (Unaudited)			(323)	(323)	8,788	8,465	1,855	10,320
Dividends					-	-	-	-
Increase (decrease) due to other changes in equity	-	-	-	-
Total changes in equity (Unaudited)	-	-	(323)	(323)	8,788	8,465	1,855	10,320
Equity at end of period 12/31/2014	77,280	-	(323)	(323)	131,482	208,439	121,312	329,751

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

	For the years ended December 31,
Statements of Cash Flows (Indirect Method)	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Cash flows from (used in) operating activities

Net Income (Loss)	22,742	(3,238)	10,643
Adjustments for reconcile Net Income (Loss):
Adjustments for unrealized foreign exchange (gains) losses	(5,513)	14,820	10,055
Adjustments for unrealized profit from indexed assets and liabilities	(2,133)	(4,739)	(3,608)
Adjustments for income tax (benefit) expense	(6,576)	23,787	20,791
Adjustments for gain on disposal of property, plant and equipment	(8,083)	-	-
Adjustments for impairment loss recognized in profit or loss	3,030	6,684	-
Adjustments for depreciation and amortization expense	78,963	44,011	22,861
Adjustments for financial costs	107,182	32,616	9,565
Changes in assets and liabilities:
(Increase) decrease in accounts to/from related parties	(32,045)	36,923	(14,788)
(Increase) decrease in inventories	(1,655)	(824)	(2)
(Increase) decrease in trade and other receivables	(44,194)	2,550	(994)
(Increase) decrease in other financial assets	(581)	15	-
(Increase) decrease in other non-financial assets	(9,946)	5,925	(31,267)
(Increase) decrease in financial assets	(786)	-	-
Increase (decrease) in trade and other payables	(193,980)	(378,542)	(101,490)
Increase (decrease) in other non-financial liabilities	(636)	(332)	332
Increase (decrease) in provisions for employee benefits	446	327	767
Increase (decrease) in provisions	6,157	2,334	(8,931)
Income tax recover (paid)	3,959	(1,286)	3,130
Other taxes paid	(46,372)	(16,206)	9,790

Net cash flows used in operating activities	(130,021)	(235,175)	(73,146)

Cash flows from (used in) investing activities
Purchases of intangible assets	(7)	(11,788)	(1,648)
Purchases of property, plant and equipment	(532,479)	(207,095)	(272,653)
Proceeds from the sale of property, plant and equipment	29,444	-	-

Net cash flows used in investing activities	(503,042)	(218,883)	(274,301)

Cash flows from (used in) financing activities
Loans from related parties	1,132,755	595,168	247,367
Payments of loans to related parties	(420,846)	(205,467)	(22,722)
Payments of interest on loans to related parties	(56,159)	(12,928)	(1,027)
Payments of interest on borrowings	(19,819)	(2,958)	(9,016)
Proceeds from borrowings	-	75,000	125,795

Net cash flows from financing activities	635,931	448,815	340,397

Net increase (decrease) in cash and cash equivalents	2,868	(5,243)	(7,050)
Cash and cash equivalents at beginning of period	4,613	9,856	16,906
Cash and cash equivalents at end of period	7,481	4,613	9,856

The accompanying notes are an integral part of these consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA LTDA. AND SUBSIDIARIES

NotEs TO THE ConsolidaTED FINANCIAL STATEMENTS

23.	RISK MANAGEMENT POLICY	45
23.1.	Liquidity Risk	45
23.2.	Credit Risk	45
23.3.	Exchange Rate Risk	45
23.4.	Interest Rate Risk	46
23.5.	Fair value of financial instruments	46
24.	REVENUE AND OTHER OPERATING INCOME	47
25.	RAW MATERIALS AND CONSUMABLES USED	47
26.	EMPLOYEE BENEFITS EXPENSES	47
27.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES	48
28.	OTHER EXPENSES	48
29.	FINANCIAL RESULTS	48
30.	FOREIGN CURRENCY EXCHANGE DIFFERENCES	49
31.	OTHER GAINS (LOSSES)	50
32.	COMMITMENTS AND CONTINGENCIES	50
33.	GUARANTEES	51
34.	SUBSEQUENT EVENTS	53

 ENEL GREEN POWER LATIN AMÉRICA LTDA. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	ACTIVITIES AND FINANCIAL STATEMENTS

Enel Green Power Latin América Limitada (hereinafter “Enel Green Power Latin América” or the "Company") is a limited liability partnership incorporated on May 15, 2000. Enel Green Power Latin América is a member of the Enel Green Power S.p.A. ("EGP") Group. EGP is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel S.p.A. ("Enel") which is one of the worldwide largest electricity and utilities services company. Enel Green Power Latin América’s partners are Enel Green Power S.p.A. and Hydromac Energy S.R.L. with a participation of 0.1% and 99.9%, respectively.

The Company has its registered address and head office at Avenida Presidente Riesco, No. 5335, 15th floor, in Las Condes, Santiago, Chile.

Enel Green Power Latin América is a partner with 99.99999% partnership in Enel Green Power Chile Limitada, which is the controlling parent of Empresa Eléctrica Panguipulli S.A., a company that owns and operates two hydroelectric power plants, with a total installed capacity of 92.2 MWh, two photovoltaic power plants with a total installed capacity of 118.1 MWh and a wind power plant with an installed capacity of 60.6 MWh.

Likewise, the Company develops and finances geothermal electricity generation projects through its subsidiaries Empresa Nacional de Geotermia S.A. and Geotérmica del Norte S.A.

In addition, the Company develops and finances wind electricity generation projects through its subsidiaries Parque Eólico Valle de los Vientos S.A., which has an installed capacity of approximately 90 MWh; Parque Eólico Tal Tal S.A., which has an installed capacity of 99 MWh and Parque Eólico Talinay Oriente S.A., which has an installed capacity of 90 MWh.

The Company also has a solar energy project in progress which is carried out by its subsidiary Almeyda Solar SpA with an expected installed capacity of 36 MWh.

On August 26, 2014, the Company created Parque Eólico Renaico SpA (currently named Enel Green Power del Sur SpA), which corporate purpose is the generation, transmission, distribution and sale of energy from wind or any other non-conventional renewable sources.

Enel Green Power Chile also provides administrative, technical and management services to its subsidiaries.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Statement of compliance

These consolidated financial statements as of December 31, 2016 of the Company, which were authorized for issue by the Company’s Board of Directors at its meeting held on September 28, 2017, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

2.2	Accounting principles

These consolidated financial statements have been prepared on the historical cost basis except for certain financial derivative instruments that are measured at fair value.

These consolidated financial statements present fairly the financial position of Enel Green Power Latin América and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and cash flows for the years ended December 31, 2016, 2015 and 2014.

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries.

2.3	New accounting pronouncements

The Standards and Interpretations, as well as the improvements and amendments to IFRS that have been issued but are not yet mandatorily effective at the date of these financial statements, are detailed on table below. The Company does not expect to early adopt these standards:

New Standards	Mandatory application for annual periods beginning on or after:
IFRS 9 Financial Instruments	January 1, 2018
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 16 Leases	January 1, 2019
IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

•	IFRS 9 Financial Instruments

In July 2014, the final version of IFRS 9 Financial Instruments, was issued, bringing together all of the phases of the IASB Project to replace IAS 39 Financial Instruments: Recognition and Measurement. This Standard introduces new requirements based on principles for classification and measurement, and introduces a “more prospective” model of expected credit losses for the accounting of impairment and a substantially modified approach for hedge accounting. The entities also have the option to apply early the accounting for gains and losses for changes in fair value related to the “own credit risk” of financial liabilities designated at fair value through profit or loss, without applying the other requirements of IFRS 9. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the impact that IFRS 9 will have on its financial statements; however based on its preliminary assessment it does not expect that the application of IFRS 9 would have a significant impact on its consolidated financial statements.

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers was issued in May 2014. This is a new standard applicable to all contracts with customers, except for leases, financial instruments and insurance contracts. This is joint project of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) to eliminate the differences in revenue recognition between IFRS and Accounting Standards Generally Accepted in the United States (US GAAP). This new standard is intended to improve the inconsistencies and weaknesses of IAS 11 Construction Contracts and IAS 18 Revenue and to provide a single model that will make comparability of companies in different industries and regions easier. The new standard will provide a new model for revenue recognition and more detailed requirements for contracts with multiple elements. Also, the standard requires more extensive disclosures. IFRS 15 is mandatorily effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The Company is currently assessing the impact that IFRS 15 will have on the financial statements of the Company; however based on its preliminary assessment it does not expect that the application of IFRS 15 would have a significant impact on its consolidated financial statements.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or a non-monetary liability. The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Early application is permitted. If an entity applies this Interpretation to earlier periods, it will disclose that fact.

The Company is still assessing the impact that IFRIC 22 will have on the financial statements of the Company; however based on its preliminary assessment it does not expect that the application of IFRIC 22 would have a significant impact on its consolidated financial statements.

•	IFRS 16 Leases

In January 2016, the IASB published IFRS 16 Leases. IFRS 16 outlines the definition of a lease arrangements and specified the accounting treatment for the assets and liabilities originated from these contracts for both lessors and lessees. The new standard substantially carries forward the lessor accounting requirements contained in IAS 17 Leases. However, from a lessee viewpoint, the new standard requires recognition of an asset for the right to use a leased asset and a liability for the obligation to make payments for most  lease contracts. IFRS 16 is mandatorily effective for annual periods beginning on or after January 1, 2019 with earlier application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16.

The Company is currently assessing the impact that IFRS 16 will have on the financial statements of the Company; however based on its preliminary assessment it does not expect that the application of IFRS 16 would have a significant impact on its consolidated financial statements.

•	IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over an income tax treatment. The Interpretation addresses the following topics: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Company is currently assessing the impact that IFRIC 23 will have on the financial statements of the Company; however based on its preliminary assessment it does not expect that the application of IFRIC 23 would have a significant impact on its consolidated financial statements.

Amendments and Improvements	Mandatory application for annual periods beginning on or after:
IAS 7 Statement of Cash Flows	January 1, 2017
IAS 12 Income Taxes	January 1, 2017
IFRS 10 Consolidated Financial Statements	Effective date deferred indefinitely

•	IAS 7 Statement of Cash Flows

The amendments to IAS 7 Statement of Cash Flows were issued in January 2016 as part of the IASB’s Disclosure Initiative project. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities, including cash and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company is still assessing the impact of future application of these amendments; however it does expect them to have a significant effect on the consolidated financial statements.

•	IAS 12 Income Taxes

The amendments issued by the IASB in January 2016 clarify the recognition of deferred tax asset related to a debt instrument measured at fair value. The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted.

The Company is still assessing the impact of the future application of these amendments; however it does expect them to have a significant effect on the consolidated financial statements.

•	IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a conflict between the requirements of IAS 28 Investments in Associates and Joint Ventures and IFRS 10 Consolidated Financial Statements and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The amendments, issued in September 2014, require full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business and require the partial recognition of gains and losses where the assets do not constitute a business. The effective date of application of these amendments is to be determined until the research project on the equity method has been concluded.

The Company is still assessing the future application of these amendments; however it does expect them to have a significant effect on the consolidated financial statements.

2.4	Responsibility for the information, judgments and estimates provided

The information contained in these consolidated financial statements is the responsibility of the Company's management, which expressly states that the principles and criteria included in IFRSs have been applied.

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The underlying estimates and assumptions are periodically reviewed. Changes to accounting estimates are recognized prospectively in the period in which the estimate changes and in all future periods affected.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s management have been used to quantify some of the assets, liabilities, income, expenses and commitments recognized in these consolidated financial statements.

In particular, information on key areas of uncertain estimates and critical judgments in the application of accounting policies that have a greater effect on the items recognized in the consolidated financial statements relate basically to:

-	Recognition of deferred tax asset for available tax losses
-	Measurement of financial instruments at fair value.
-	Useful lives of property, plant and equipment, and intangibles.
-	Energy supplied to customers and unbilled at the end of each reporting period, as well as the estimates of energy costs at year end.
-	Provisions for decommissioning and restoration.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such judgment or estimation change in the corresponding future consolidated financial statements.

2.5	Subsidiaries

Subsidiaries are those entities over which Enel Green Power Latin América has control. An investor controls an investee, when the investor: (1) has the power over the investee, (2) is exposed, or has rights, to variable returns from its involvement in the investee, and (3) has the ability to use its power to affect its returns over the investee. It is considered that an investor has power over an investee, when the investor has existing rights that give him the current ability to direct the relevant activities, that is, the activities that significantly affect the returns from the investee. In the case of the Company, in general, the power over its subsidiaries derives from the ownership of the majority of the voting rights granted by the equity instruments of those subsidiaries.

The consolidated financial statements include the assets, liabilities, income statements and cash flows of the following subsidiaries:

Company	Country	Functional Currency	2016			2015
			Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%
Enel Green Power Chile Limitada	Chile	US$	99.999	-	99.999	99.999	-	99.999
Empresa Eléctrica Panguipulli S.A.	Chile	US$	99.995	-	99.995	99.995	-	99.995
Empresa Nacional Geotermia S.A.	Chile	US$	51.000	-	51.000	51.000	-	51.000
Geotérmica del Norte S.A. (*)	Chile	US$	81.160	-	81.160	68.315	-	68.315
Parque Eólico Tal Tal S.A.	Chile	US$	100.000	-	100.000	100.000	-	100.000
Parque Eólico Valle de los Vientos S.A.	Chile	US$	100.000	-	100.000	100.000	-	100.000
Enel Green Power del Sur SpA	Chile	US$	100.000	-	100.000	100.000	-	100.000
Parque Talinay Oriente S.A.	Chile	US$	61.370	-	61.370	61.370	-	61.370
Almayda Solar SpA	Chile	US$	100.000	-	100.000	100.000	-	100.000
Diego de Almagro Matriz SpA	Chile	US$	-	100.000	100.000	-	100.000	100.000
Parque Solar Carrera Pinto S.A. (**)	Chile	US$	-	-	-	100.000	-	100.000
Helio Atacama Nueve SpA (**)	Chile	US$	-	-	-	-	100.000	100.000
Pampa Solar Norte Uno SpA (**)	Chile	US$	-	-	-	-	100.000	100.000
Pampa Solar Norte Dos SpA (**)	Chile	US$	-	-	-	-	100.000	100.000
Pampa Solar Norte Cuatro SpA (**)	Chile	US$	-	-	-	-	100.000	100.000
Crucero Oeste Uno SPA (***)	Chile	US$	-	-	-	-	100.000	100.000
Crucero Oeste Dos SPA (***)	Chile	US$	-	-	-	-	100.000	100.000
Crucero Oeste Tres SPA (***)	Chile	US$	-	-	-	-	100.000	100.000
Crucero Oeste Cuatro SPA (***)	Chile	US$	-	-	-	-	100.000	100.000
Crucero Oeste Cinco SPA (***)	Chile	US$	-	-	-	-	100.000	100.000

(*) The effect of the decrease in the ownership of non-controlling interests is disclosed in Note 21.2 Other reserves.

(**) As of December 31, 2015, these companies, although legally existent, has not started operations. As of December 31, 2016, these companies were merged with Enel Green Power del Sur SpA.

(***) As of December 31, 2015, these companies, although legally existent, had ceased operations. As of December 31, 2016, these companies were merged with Enel Green Power del Sur SpA.

2.6	Basis of consolidation and business combinations

The subsidiaries are consolidated and all of their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements after the adjustments and eliminations for intragroup balances and transactions. These adjustments and eliminations relate mainly to balances between companies and any unrealized gains and losses arising from intercompany transactions, but only the portion where there is no evidence of impairment.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

-

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at their fair values, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interest exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase (excess of the fair value of the net assets acquired over the fair value of the consideration transferred plus the fair value of any non-controlling interest), the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

-

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

2.7	Functional and presentation currency

The consolidated financial statements of Enel Green Power Latin América and subsidiaries are presented in thousands of United States dollars (ThUS$), which is also the functional currency of all Enel Green Power Latin América group entities.

2.8	Foreign currencies

Transactions and balances in currencies other than the functional currency are translated to the functional currency as follows:

-	Monetary assets and liabilities have been translated at the rates of exchange prevailing at the end of each reporting period.
-

Non-monetary assets and liabilities measured at historical cost are translated using the exchange rates prevailing at the date of initial recognition. Non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing at the date on which the fair value was determined.

-	Items of comprehensive income statement are translated at the exchange rates prevailing at the dates of the transactions.

2.9	Translation of balance in foreign currency and gains (losses) from indexed assets and liabilities

The functional and presentation currency of Enel Green Power Latin América and subsidiaries is the U.S. dollar. Consequently, all assets and liabilities at the closing date of the consolidated financial statements that are denominated in currencies other than the US dollar are translated into the functional currency at the exchange rate prevailing at that date and the resulting translation effect is recognized in profit and loss for the year.

The current exchange rates prevailing at the end of each reporting period (U.S. dollar per each currency or indexed unit of account:

Date	USD / CLP	USD / EUR	USD / UF	USD / UTM
12.31.2016	669.47	0.9488	0.025	0.014
12.31.2015	720.26	0.9168	0.028	0.015

USD	U.S. dollar
CLP	Chilean Peso
EUR	Euros
UF	Unidades de Fomento (inflation-indexed unit)
UTM	Unidades Tributarias Mensuales (Monthly Tax Units)

For the year ended December 31, 2016, the profit for indexed assets and liabilities line item in the consolidated statement of profit or loss correspond mainly to translation of the VAT credit (receivable), which is indexed to the UTM.

3.	SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualifying assets, which require a substantial period of time (i.e., twelve months or more) before being ready for use such as, for example, electricity generation.

-	The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment.

-

Future disbursements of Enel Green Power Latin América and subsidiaries will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling and / or restoration. The Company reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate.

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

Subsequent costs

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recognized as an increase in the carrying amount of the respective assets, derecognizing the replaced or overhauled components, only if it is probable that future economic benefits will flow to the Company, and its cost can be measured reliably.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the period in which they are incurred.

Depreciation

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period over which Enel Green Power Latin América and subsidiaries expect to use the assets (related with future economic benefits associated to property, plant and equipment). Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively. When the components of an item of property, plant and equipment have different useful lives, they are considered as distinct items for depreciation.

Land is not depreciated since it has an indefinite useful life.

Useful Lives and Depreciation Method

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories	Method	Useful Lives
		Minimum	Maximum

Buildings and constructions	Straight-line	20	25
Plant, equipment and machinery	Straight-line	20	25
Other assets	Straight-line	3	10

Gains or losses arising from sales or disposal of items of property, plant and equipment are recognized in profit or loss and are calculated as the difference between the sale price and the carrying value of the asset.

b)	Intangible assets other than goodwill

b.1) Research and development expenditures

Enel Green Power Latin América and subsidiaries recognize the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as expenses in the consolidated statement of comprehensive income in the period in which they are incurred.

b.2) Intangible assets

Disbursements incurred to acquire rights of use of assets are recognized as intangible assets up to the date on which the work in progress is transferred to assets in operation when they are available for use, from which time the amortization begins. The contractual obligations for rights of use after the transfer of assets to operation, are recognized in profit or loss in the year in which they are incurred.

The purchase of software that is an integral part of the functionality of a related equipment is capitalized as part of such equipment, under line item "Other intangible assets".

Subsequent disbursements are recognized as part of the cost of intangible assets only when they represent an increase of the future economic benefits embodied in the specific asset to which they relate. Any other disbursements are recognized in profit or loss when incurred.

b.3) Amortization of intangible assets

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use. Computer software is amortized (on average) over four years. Rights of use intangible assets are amortized (on average) over 20 years.

c)	Impairment of non-financial assets

During the period, and principally at the end of each reporting period, the Company evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Company estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Company estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at the end of each reporting period.

Recoverable amount is the higher of fair value less the cost of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Company prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of CGUs’ revenue and costs using sector projections, past experience and future expectations.

Future cash flows are discounted to calculate their present value at a pre-tax rate that reflects the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is immediately recognized in profit or loss.

Impairment losses recognized in prior periods for an asset (other than goodwill) are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount with credit to profit or loss, however, the reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. In the case of goodwill, impairment losses are not reversed.

d)	Leases

The Company applies IFRIC 4 to assess whether an agreement is, or contains, a lease. Leases in which substantially all the risks and benefits inherent to the property are transferred are classified as finance leases. The Company has not entered into finance leases for any of the periods presented.

All other leases are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, unless another systematic basis of distribution is more representative of the time pattern of the Company’s benefits from the use of the assets.

The Company has operating lease contracts for the land where the Talinay Oriente, Talinay Poniente, Lalakama I, and Lalakama II power plants and their related facilities are located.

e)	Financial assets

Enel Green Power Latin América and its subsidiaries classify their financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the date of initial recognition.

-

Financial assets at fair value through profit or loss: A financial asset is classified in this category if it is acquired primarily for the purpose of being sold in the short term. Financial derivatives are also classified as held for trading unless they are designated as hedging instruments. Investments in marketable securities are initially recorded at cost and subsequently their value is adjusted based on their market value (fair value). As of December 31, 2016 and 2015, Enel Green Power Latin América and subsidiaries do not have this type of financial assets.

-

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except when their maturities are more than 12 months from the date of the statement of financial position, in which case they are classified as non-current assets. Loans and receivables include trade and certain other receivables.

-

Financial assets available-for-sale: Financial assets available-for-sale are non-derivative financial assets specifically designated as available for sale or that do not fit within any of the two preceding categories.  They are classified as non-current assets unless management intention is to dispose them within 12 months after the date of the statement of financial position.

Recognition and measurement

All financial assets are initially recognized at fair value. Transaction costs for all financial assets, other than financial assets at fair value through profit or loss, are added to the acquisition cost of the financial asset. Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized immediately in profit or loss.

Purchases and sales of financial assets are recognized on the trade date, which is the date when the Company commits itself to acquire or sell an asset.

Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or have been transferred and substantially all the risks and rewards of ownership of the financial asset have been transferred.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently measured at fair value (with changes in fair value recognized in other comprehensive income and in profit or loss, respectively). Loans and receivables are initially recognized at their fair value. After initial recognition, these financial assets are measured at amortized cost using the effective interest rate method, less any reduction through the use of an allowance account for impairment or uncollectibility. The amortized cost is calculated taking into account any discount or premium and fees or costs that are an integral part of the effective interest rate.

Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss when the changes in fair value occur. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of profit (loss) in line item “Other gains (losses)” when the right to receive payment has been established.

When a financial asset classified as available-for-sale is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in equity (Other reserves) are reclassified to profit or loss in the line item "Other gains (losses)".

Interest income from available-for-sale financial assets calculated using the effective interest rate method are recognized in the statement of profit (loss) under Financial income. Dividends received from available-for-sale financial assets are recognized in the statement of profit (loss) under “Other gains (losses)”, when the right to receive the dividends is established.

The fair value of listed investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), fair value is established using valuation techniques that include the use of observable inputs in recent transactions between interested and duly informed parties, the reference to other substantially similar instruments, analysis of discounted cash flows, and option pricing models using current market information and that rely less on specific internal information of the entity. If no such technique can be used to determine fair value, investments are recognized at acquisition cost net of impairment losses, if applicable.

The Company assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets are impaired. In the case of equity securities classified as available-for-sale objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If there is any evidence of impairment for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from other comprehensive income and is recognized in the statement of profit or loss. Recoveries of impairment losses on equity investments are not reversed through profit or loss.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when there is a current enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Due to the nature of the electric generation business, the Company’s management estimates that uncollectible amounts associated with trade and other receivables is not significant. Notwithstanding, the Company’s management assesses on an annual basis certain specific cases based on the particular circumstances of the case, such as financial difficulties and bankruptcy of the debtor.

f)	Cash and cash equivalents

This item within the consolidated statement of financial position includes cash in hand and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) which are subject to insignificant risk of changes in value.

g)	Employee Benefits

The Company has recognized the obligation for severance indemnities payments to its employees in accordance with IAS 19 Employee Benefits. This obligation is annually measured and updated using actuarial calculations carried out by an independent actuary. Severance indemnities are recognized as post-employment benefits under defined benefit plans using the Projected Unit Credit Method.

The obligation is presented in the statement of financial position and represents the present value of the indemnity obligation for years of service. Actuarial gains and losses are recognized permanently as other comprehensive income (loss) in the statement of comprehensive income, while the cost of service and net cost of interest is recognized in the statement of profit (loss) in the corresponding year.

The amount of the net actuarial liabilities accrued at year-end is presented as Non-current provisions for employee benefits, in the statement of financial position.

h)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

i)	Financial Liabilities

Recognition and measurement

Financial liabilities are classified at the date of their initial recognition, as financial liabilities at fair value through profit or loss, loans and payables, trade payables or financial derivatives designated as hedging instruments in an effective hedge.

All financial liabilities, other than those financial liabilities at fair value through profit or loss, are initially recognized at fair value less any directly attributable transaction costs.

The financial liabilities of the Company include trade and other payables, loans, including overdrafts in bank accounts, financial guarantee contracts and derivative financial instruments.

Subsequent Measurement

Loans and payables is the most relevant category for the Company. Subsequent to initial recognition, loans and payables are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of profit or loss when a liability is derecognized, as well as all interest accrued determined in accordance with the effective interest rate method.

Amortized cost is calculated taking into account any discount or premium and the fees or costs that are an integral part of the effective interest rate method. Accrued interest determined in accordance with the interest rate method is included under line item “Financial costs” in the Statement of profit or loss.

This category is generally applied to loans and credits.

Financial guarantees

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as a finance cost.  Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current, best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

k)	Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Company’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are considered:

-

Revenues from sale of energy and power: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case may be. This revenue includes an estimate of the service provided and not billed as of the closing date of the consolidated financial statements.

-	Revenue from rendering of services is recognized, only if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

The direct costs and expenses incurred to generate the sale of energy and power are recognized on an accrual basis, so as at the end of the reporting period a provision for the cost of energy transferred to customers for which no invoice from the suppliers has been received is recognized.

l)	Inventories

Inventories are measured at the lower of their acquisition cost (determined using weighted average method) and the net realizable value.

Costs include the purchase price plus costs incurred to give them their current status and location, net of trade discounts and other rebates

m)	Income taxes

Income tax expense is comprised of current taxes and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss, equity or other comprehensive income based on where the transaction that originated them was recognized.

Current income tax is the expected tax payable or receivable as determined from the taxable income for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax from prior years.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets are also recognized for unused tax credits and unused tax losses when the recognition criteria are met.

Deferred taxes are measured using the tax rates expected to apply when the temporary differences are to be reversed, based on laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to set off current tax assets against current liabilities and the deferred taxes relate to income taxes levied by the same taxation authority on the same taxable entity, or different taxable entities that intend either to settle current tax liabilities and current tax assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that is probable that taxable profits will be available against which the deductible temporary difference, unused tax credit and unused tax loss can be utilized, except when the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed at the end of each reporting period and are recognized to the extent that it is probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied in the year when the assets are realized or the liabilities are settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company's assets and liabilities and profit and loss are measured in terms of its functional currency (US dollar) for financial reporting purposes. The Company's tax losses or gains are calculated in Chilean pesos, whereby changes in exchange rates give rise to temporary differences, which result in the recognition of a deferred tax asset or liability. The resulting deferred tax expense (benefit) is recognized in the Statement of profit or loss.

n)	Statement of cash flows

The Statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the indirect method. It uses the following expressions and corresponding meanings:

-	Cash flows: Inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: They are the principal revenue producing activities of the Company and other activities that are not considered investing or financing activities.

-	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: Activities that result in changes in the size and composition of the total equity and borrowings of the Company.

o)	Derivative financial instruments and hedging

The Company uses derivative financial instruments to hedge its risks associated with fluctuations in interest rates and exchange rates. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The method of recognizing the gain or loss resulting from the change in fair value depends on whether the derivative has been designated as a hedging instrument and the nature of the item being hedged. The Company designates certain derivative financial instruments as:

-	Fair value hedges

-	Cash flow hedges;

The Company documents at the beginning of the transaction the relationship between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging transactions. The Company also documents its assessment, both at the inception date and on an ongoing basis, whether the derivatives used in hedging the transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items.

-

Fair value hedges: Changes in the fair value of derivatives that are designated and classified as fair value hedges are recorded in the statement of profit or loss, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. The Company has not entered into any fair value hedges for the years ended December 31, 2016, 2015 and 2014.

-

Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and classified as cash flow hedges are recognized in other comprehensive income and accumulated in “Other Reserves” within the Statement of equity. Gains or losses related to the ineffective portion are recognized immediately in the statement of profit (loss) under "Financial costs" or "Exchange differences" according to their nature. As of December 31, 2016, the Company has entered into cash flow hedges as disclosed in Note 19.

The cumulative amounts in “Other reserves” are reclassified to the Statement of profit (loss) in the periods in which the hedged item affects profit or loss. In the case of interest rate hedges, the amounts recognized in other comprehensive income are reclassified to "Financial costs" on the Statement of profit (loss) as interest on associated debts is accrued.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

When a hedging instrument expires or is sold or when it no longer meets the requirements for hedge accounting, any gain or loss accumulated in "Other reserves" until that date remains in equity until the forecasted transaction occurs and is recognized in the Statement of profit (loss). When the forecasted transaction is no longer expected to occur, the accumulated gain or loss in other comprehensive income is immediately reclassified to the Statement of profit (loss) under "Financial cost" or "Exchange differences", depending on the nature of the transaction.

p)	Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The definition of fair value emphasizes that fair value is a market-based measurement, not an entity-specific measurement. In measuring fair value, management uses assumptions that market participants would use when pricing an asset or liability under current market conditions, including assumptions about risk and other elements. Accordingly, the Company's intention to maintain an asset or settle a liability is not relevant when measuring fair value.

The measurement of fair value requires an entity to determine the following:

-	The specific asset or liability being measured;
-	For a non-financial asset, the maximum and best use of the asset and whether the asset is used in combination with other assets or independently;
-	The principal or most advantageous market in which an orderly transaction would take place for the asset or liability; and
-

Appropriate measurement techniques to be used when measuring fair value. Valuation techniques used should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The inputs should be consistent with the inputs that a market participant would use when setting the price of the asset or liability.

A fair value measurement assumes that a financial or non-financial liability or a Company’s own equity instrument (e.g., equity interests issued as consideration in a business combination) is transferred to a market participant at the measurement date. The transfer of a liability or a Company’s equity instrument assumes that:

-

A liability would remain outstanding and the market participant transferee would be required to fulfil the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

-

An entity's own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be cancelled or otherwise extinguished on the measurement date.

The fair value hierarchy classifies into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). If the fair value considers certain unobservable data those are classified in Level 2 to the extent that the amount resulting from the use of unobservable inputs is not significant.

Transfers between hierarchy levels are recognized at the date of the event or change in circumstances that caused the transfer.

The carrying value of financial assets and liabilities such as “Cash and cash equivalents”, the current portion of “Current accounts receivable from related parties” and “Trade and other current receivables” approximate their fair values, due to their short-term nature.

The inputs used in measuring fair value as of December 31, 2016 and 2015 are classified primarily in Level 2 for derivative financial instruments and Level 3 for other financial liabilities and current accounts receivable/payable from/to related parties (see Note 23.5).

q)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date (acquisition method).

If the accounting for a business combination is completed within the following year after the acquisition date, and so affects the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

Goodwill is allocated to cash-generating units, and is not amortized, but at the end of each accounting period, it is estimated whether there has been any impairment that reduces its recoverable amount to an amount lower than the net carrying amount recorded, and if applicable, the appropriate adjustment for impairment (See Note 3.c).

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) – as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (“CNE”), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (“SEF”), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“ChCNE”), thus strengthening coordination and allowing for an integrated view of the energy sector.

The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables – “CER”), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – “CIFES”).

The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (“SIC”), the Sistema Interconectado del Norte Grande (“SING”), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining a reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost”, which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The General Law on Electrical Services establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

1.1.	Generation segment

Generation companies must comply with the centralizing operating agent’s (CDEC) operation plan. However, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generation company may have the following types of customers:

(i)

Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the SNE for the supply to their free customers through bilateral contracts.
(iii)

Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

The capacity that must be paid to each generator depends on an annual calculation performed by the CDEC to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% annually from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change the previous law’s plan for supplying power under agreements in effect in July 2013.

1.2.	Transmission segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The Transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the Transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, in which the CDEC annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

1.3.	Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their demand, as follows: regulated and unregulated. Regulated customers are those with connected capacity of over 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Electricity Law, and non-regulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding the price regulation, the Electricity Law establishes that the distribution companies must permanently dispose of the energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of deviations not foreseen in the projections of demand, the regulator has the authority to carry out a short-term tenders. In addition a reimbursement mechanism exists allowing supply without contract and regulating corresponding fees.

The fees are fixed every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and power losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2/3 and 1/3, respectively. With this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years review carried out a review of services associated with the calculation of VAD, which do not represent energy supply and which Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff determination since the privatization of the sector.

1)	Recent regulatory developments
i.	National Energy Policy

On May 15, 2014, the Minister of Energy presented the “Energy Agenda”, a document outlining general guidelines for the energy policy of the new government.

In this context, on February 29, 2016, the Ministry of Public Energy published in the Official Gazette the approval of the National Energy Policy contained in the document entitled “Energy 2050: Chilean Energy Policy”, establishing a long-term strategy for the electricity sector. The National Energy Policy is based on four pillars: Security and Quality of Supply, Energy as a Development Engine, Compatibility with the Environment and Efficiency, and Energy Education.

ii.	Law No. 20,936 - Transmission Law

On July 20, 2016, the Transmission Law was published in the Official Gazette, restructuring the electrical system operation scheme, introducing a single independent national centralizing operating agent that replaces the CDEC (without prejudice to the existence of some medium and isolated electrical systems). In addition, the CDEC successor assumes a key role in the transmission planning, subsequent tendering and adjudication of new projects and enlargement. Open access to all transmission facilities is extended. The law, among other relevant aspects, unifies each segment qualification of the transmission facilities processes in a single process and modifies the remuneration scheme by applying a stamped rate of demand charge.

2)	Recent supply tender processes

Under the new bidding law, two processes have been developed: Procurement of Supply No. 2015/01 and Procurement of Supply No. 2015/02.

Procurement of Supply No. 2015/02 started in June 2015 and finalized in October 2016 with the bidding and award of 3 blocks of energy for 1,200 GWh per year (100%).

It should be noted that in this process, the weighted average price of the award was US$ 79.3/MWh, approximately 30% less than the price observed in the last tenders, indicating that the modifications to the law effectively allows for the price reduction by improving competition and reducing generators’ risk.

Procurement of Supply No. 2015/01 started in May 2015 with the Call for Tender and finalized in July 2016 with the award of 5 blocks of energy, totaling 12,430 GWh/year (100%) to 84 companies at a weighted average price of US$ 47.6/MWh, with new players entering the market.

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents correspond to the balances held in cash and in banks. The detail of cash and cash equivalents as of December 31, 2016 and 2015, is as follows:

Cash and Cash Equivalents	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Cash balances	1	57
Bank balances	7,480	4,556
Total	7,481	4,613

There are no restrictions of cash availability.

Currency	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
U.S. dollar	6,181	221
Chilean peso	1,300	4,392
Total	7,481	4,613

6.	CURRENT TAX ASSETS

The detail of current tax assets as of December 31, 2016 and 2015, is as follows:

Tax Receivables	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Monthly provisional tax payments	3,139	5,692
Recoverable taxes	-	305
Other	-	451
Total	3,139	6,448

7.	INVENTORIES

The detail of inventories as of December 31, 2016 and 2015, is as follows:

Classes of Inventories	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Supplies for maintenance	2,480	826
Total	2,480	826

8.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

8.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Accounts receivable from related parties
							Current		Non-Current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2016	12-31-2015	12-31-2016	12-31-2015
							ThUS$	ThUS$	ThUS$	ThUS$

91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	15,398	3,781	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1,218	1,324	-	-
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	22	2	-	-
96.783.910-8	Empresa Eléctrica Colina Ltda.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1	-	-	-
78.932.860-9	GasAtacama Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	2,037	-	-	-
Foreign	Enel Green Power Colombia	Colombia	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	189	189	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	28	1,104	-	-
Foreign	Enel Green Power Panama	Panama	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	80	61	-	-
Foreign	Enel Green Power Guatemala	Guatemala	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	984	971	-	-
Foreign	Renovables de Guatemala S.A.	Guatemala	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	245	219	-	-
Foreign	Enel Green Power Brasil Participacoes Ltda.	Brazil	Common Immediate Parent	Real	Administrative services rendered	Less than 30 days	944	877	-	-
Foreign	Enel Green Power International BV	Netherlands	Common Immediate Parent	Euro	Administrative services rendered	Less than 30 days	-	5	-	-
Foreign	Enel Green Power Costa Rica	Costa Rica	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	-	915	-	-
Foreign	Enel Green Power El Salvador	El Salvador	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	-	210	-	-
Foreign	Enel Green Power North América Inc.	U.S.A.	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	-	7	-	-
Foreign	Enel Green Power Peru	Peru	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	1,757	267	-	-
Foreign	Energética Monzón S.A.C.	Peru	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	541	-	-	-
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	1,133	2,219	-	-
Foreign	Enel Green Power RSA (PTY) LTD	Southafrica	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	513	355	-	-

		Total					25,090	12,506	-	-

b)	Accounts payable to related companies

							Current		Non-Current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2016	12-31-2015	12-31-2016	12-31-2015
							ThUS$	ThUS$	ThUS$	ThUS$

91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	170	196	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	320	96	-	-
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	748	598	-	-
78.932.860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	248	149	-	-
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	19,537	24,675	-	-
Foreign	Enel Italia	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	2	-	-	-
Foreign	Enel Green Power North América Inc.	U.S.A	Common Immediate Parent	US$	Administrative services received	Less than 30 days	-	345	-	-
Foreign	Enel Green Power España SI	Spain	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	32	112	-	-
Foreign	Enel Servizi S.r.l	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	282	6	-	-
Foreign	Enel Green Power Romania S.R.L.	Romania	Common Immediate Parent	RON	Administrative services received	Less than 30 days	-	1	-	-
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	-	35	-	-
Foreign	Enel Finance International NV (1)	Netherlands	Common Immediate Parent	Euro	Loans		743,702	-	583,890	614,187

		Total					765,041	26,213	583,890	614,187

(1) The balances relate to the following arrangements:

- On December 31, 2015, Enel Green Power International B.V. (now Enel Finance International NV) signed with Parque Eólico Renaico SpA (now Enel Green Power del Sur SpA) a credit agreement denominated in U.S. dollars for a committed amount up to US$ 650 million with a floating interest rate of LIBOR 6M plus a margin of 4.94% per annum, with semiannual interest payments and maturity on December 31, 2027. The credit agreement enables Enel Green Power del Sur SpA to make several drawdowns for up to the committed amount until December 31, 2017, defined as the availability period, during which Enel Green Power del Sur SpA must pay an annual commitment fee equivalent to 35% of the margin on the undrawn amount.  The outstanding debt balance as of December 31, 2016 amounts to US$ 584 million.

- On December 20, 2012, Enel Green Power International B.V. (now Enel Finance International NV) signed with Enel Latin América Ltda. (now Enel Green Power Chile) a revolving credit facility for US$ 250 million committed amount, with a floating interest rate of LIBOR 3M plus a margin of 2.50% per annum, with quarterly interest payments and maturity on December 31, 2013. This agreement has been annually renewed and amended, and as of December 31, 2016, the committed amount was US$ 800 million of which US$ 743 million were drawdown with current applicable interest rate of LIBOR 3M plus a margin of 3.55%.

c) Intercompany transactions

Taxpayer ID No. (RUT)	Company	Country	Relatinoship	Description of Transaction	For the years ended,
					12-31-2016	12-31-2015	12-31-2014 (Unaudited)
					ThUS$	ThUS$	ThUS$

91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Energy sales	98,608	49,048	14,020
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Energy purchases	23	(2,882)	(1)
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Energy sales	14,960	12,433	17,750
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Energy purchases	(1,039)	(774)	(154)
96.783.910-8	Empresa Eléctrica Colina S.A.	Chile	Common Immediate Parent	Energy sales	2	-	-
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Energy sales	129	449	126
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Energy purchases	(731)	(1,064)	(385)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Administrative services received	(4,276)	(4,819)	(12,009)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Administrative services rendered	43	-	-
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Financial services received	(815)	-	-
Foreign	Enel Green Power RSA (PTY) LTD	Southafrica	Common Immediate Parent	Administrative services rendered	158	187	-
Foreign	Enel Green Power Panama S.A.	Panama	Common Immediate Parent	Administrative services rendered	-	52	9
Foreign	Enel Green Power Colombia	Colombia	Common Immediate Parent	Administrative services rendered	-	110	84
Foreign	Enel Green Power International B.V.	Netherlands	Common Immediate Parent	Interest accrued for loans received	4,109	(25,375)	(3,827)
Foreign	Enel Green Power International B.V.	Netherlands	Common Immediate Parent	Administrative services received	(157)	-	-
Foreign	Enel Green Power Peru	Peru	Common Immediate Parent	Administrative services rendered	1,136	-	258
Foreign	Energética Monzón S.A.C.	Peru	Common Immediate Parent	Administrative services rendered	452	-	-
Foreign	Enel Servizi S.r.l.	Italy	Common Immediate Parent	Administrative services received	(118)	-	9
78.932.860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Energy sales	20,322	22,805	-
78.932.860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Energy purchases	(242)	(31)	-
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	Administrative services received	(241)	(189)	(129)
Foreign	Enel Green Power Romania S.R.L.	Romania	Common Immediate Parent	Administrative services received	(35)	(49)	-
78.932.860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Energy purchases	(1,004)	(1,027)	-
Foreign	Enel Finance International NV	Netherlands	Common Immediate Parent	Interest on loans received	(97,413)	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Administrative services received	(72)	-	-
Foreign	Enel S.p.A.	Italy	Common Immediate Parent	Financial services received	(145)	-	-
Foreign	Enel Green Power Guatemala	Guatemala	Common Immediate Parent	Services	-	-	(281)
Foreign	Renovables de Guatemala S.A.	Guatemala	Common Immediate Parent	Services	-	-	281

				Total	33,654	48,874	15,751

8.2 Board of directors and key management personnel

As of  the date of issuance of these financial statements the board of directors of the Company consists of the following members:

Principal	Alternate

James Lee Stancampiano	Adrien Coudurier
Antonio Scala	José Manuel Astudillo Sepúlveda
Ali Shakhtur Said	Francesco Tutoli

During the years ended December 31, 2016 and 2015, none of the directors has received compensation or per diem in exercising their roles.

Compensation received by key management personnel for the years ended December 31, 2016 and 2015, is as follows:

Concept	For the years ended December 31,
	2016	2015
	ThUS$	ThUS$

Key management personnel	2.514	2.916

The positions that make up the key personnel are:

Position	Number
	2016	2015

Chief Executive Officer	1	1
Administration and Finance Officer	1	1
Other Officers	12	12
Total key management personnel	14	14

9.	OTHER NON-FINANCIAL ASSETS

The detail of other current and non-current non-financial assets as of December 31, 2016 and 2015, is as follows:

Other Non-Financial Assets	Balance as of
	Current		Non-Current
	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThUS$	ThUS$	ThUS$	ThUS$
Prepaid expenses	2,631	4,617	-	-
Other	8	-	-	3,200
Total	2,639	4,617	-	3,200

10.	TRADE AND OTHER CURRENT RECEIVABLES

The detail of trade and other receivables as of December 31, 2016 and 2015, is as follows:

Trade and Other Receivables, Gross	Balance as of
	Current		Non-Current
	12-31-12016	12-31-2015	12-31-2016	12-31-2015
	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, gross	168,174	117,465	-	-
Trade receivables, gross	52,954	17,984	-	-
Other receivables, gross	115,220	99,481	-	-

Trade and Other Receivables, Net	Balance as of
	Current		Non-Current
	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, net	168,174	117,465	-	-
Trade receivables, net	52,954	17,984	-	-
Other receivables, net	115,220	99,481	-	-

As of December 31, 2016 and 2015, the balance of past due but not impaired trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Less than three months	13,575	1,240
Between three and six months	83	110
Between six and twelve months	-	-
More than twelve months	-	-
Total	13,658	1,350

Due to the nature of electric generation business the uncollectible amounts are not significant. The Company’s management evaluates those specific cases that merit special consideration based on the specific circumstances of the case.

11.	DEFERRED TAX ASSETS AND LIABILITIES

The detail of deferred tax assets and liabilities as of December 31, 2016 and 2015, is as follows:

Deferred tax assets	Opening balance as of January 1, 2016	Recognized in profit or loss	Closing balance as of December 31, 2016
	ThUS$	ThUS$	ThUS$
Depreciation	(3,024)	5,711	2,687
Provision for decommissioning and restoration	-	112	112
Employee bonuses payables	-	614	614
Tax losses carryforwards	4,054	14,945	18,999
Provisions	29	(29)	-
Total deferred tax assets	1,059	21,353	22,412

Deferred tax liabilities	Opening balance as of January 1, 2016	Recognized in profit or loss	Closing balance as of December 31, 2016
	ThUS$	ThUS$	ThUS$
Depreciation	(87,426)	7,853	(79,573)
Tax losses carryforwards	24,745	(18,909)	5,836
Fair value from acquisition of Talinay Oriente	(4,055)	566	(3,489)
Provisions	120	2,956	3,076
Others	(1,219)	1,219	-
Total deferred tax liabilities	(67,835)	(6,315)	(74,150)

Deferred tax assets	Opening balance as of January 1, 2015	Recognized in profit or loss	Closing balance as of December 31, 2015
	ThUS$	ThUS$	ThUS$
Depreciation	349	(3,373)	(3,024)
Tax losses carryforwards	5,339	(1,285)	4,054
Provisions	-	29	29
Total deferred tax assets	5,688	(4,629)	1,059

Deferred tax liabilities	Opening balance as of January 1, 2015	Recognized in profit or loss	Closing balance as of December 31, 2015
	ThUS$	ThUS$	ThUS$
Depreciation	(51,448)	(35,978)	(87,426)
Tax losses carryforwards	5,317	19,428	24,745
Fair value from acquisition of Talinay Oriente	(4,275)	220	(4,055)
Provisions	(22)	142	120
Others	-	(1,219)	(1,219)
Total deferred tax liabilities	(50,428)	(17,407)	(67,835)

In Chile, Law No. 20,780 was published in the Official Gazette on September 29, 2014. It changes the income tax system and other taxes, by replacing the current tax system in 2017 with two alternative tax systems: the attributed income system and partially integrated system.

This Law gradually increases the rate of income tax on corporate income. Thus, it will increase to 21% in 2014, to 22.5% in 2015 and to 24% in 2016. As from 2017 taxpayers choosing the attributed income system will be subject to a rate of 25%, while companies choosing the partially integrated system will be subject to a rate of 25.5% in 2017 and 27% in 2018.

In accordance with the Law, Enel Green Power Latin América and its subsidiaries will apply partially integrated system.

Therefore, changes in deferred tax assets and liabilities as a direct effect of the increase in the corporate income tax rate have been recognized in profit or loss. Specifically, for the year ended December 31, 2014, the net charge against income was a loss of ThUS$ 1,259.

12.	OTHER NON-CURRENT FINANCIAL ASSETS

The detail of other non-current financial assets measured at cost as of December 31, 2016 and 2015, is as follows:

Other Non-Current Financial Assets	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Derivative instruments (Note 19)	3,557	2,191
Investments in other entities (*)	117	116
Other investments	-	102
Total	3,674	2,409

(*) The detail of investments in other entities as of December 31, 2016 and 2015, is as follows:

Investment	Country	Ownership interest %	Balance as of
			01-01-2016	12-31-2016
			ThUS$	ThUS$
Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC - SIC)	Chile	5.88	116	117

Investment	Country	Ownership interest %	Balance as of
			01-01-2015	12-31-2015
			ThUS$	ThUS$
Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC - SIC)	Chile	5.88	131	116

The Company holds an ownership interest in Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC-SIC), which all generation companies in Chile holds an equity interest. This investment is measured at cost.

13.	INTAGIBLE ASSETS OTHER THAN GOODWILL

The detail of intangible assets as of December 31, 2016 and 2015, is as follows:

Changes in Intangible Assets	Rights of use (*)	Other Intangible Assets	Total Intangible Assets
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	34,298	16,546	50,844
Additions	23,003	29	23,032
Transfers	-	1,101	1,101
Closing balance as of December 31, 2015	57,301	17,676	74,977
Additions	-	424	424
Transfers	172	2	174
Closing balance as of December 31, 2016	57,473	18,102	75,575

Amortization and Impairment:
Opening balance as of January 1, 2015	(715)	(1,472)	(2,187)
Amortization for the year	(585)	(1,659)	(2,244)
Disposals and write-offs	(154)	(83)	(237)
Closing balance as of December 31, 2015	(1,454)	(3,214)	(4,668)
Amortization of the year	(2,433)	(1,451)	(3,884)
Disposals and write-offs	-	(23)	(23)
Other increases (decreases)	(726)	-	(726)
Closing balance as of December 31, 2016	(4,613)	(4,688)	(9,301)

Intangible assets, net
December 31, 2016	52,860	13,414	66,274
December 31, 2015	55,847	14,462	70,309

(*)The rights of use were acquired as part of projects Parque Talinay Poniente (legal entity acquired Parque Talinay Poniente S.A. was later merged with the Company) and Chañares (belonging to the subsidiary Diego de Almagro Matriz SpA). The acquisitions of Parque Talinay Poniente (Parque Talinay Poniente S.A.), Chañares (Diego de Almagro Matriz SpA), Carrera Pinto (Parque Solar Carrera Pinto S.A.) and Pampa Solar (Helio Atacama Nueve SpA and its subsidiaries Pampa Solar Norte Uno SpA, Pampa Solar Norte Dos SpA and Pampa Solar Norte Cuatro SpA) were treated as acquisitions of assets as they do not comply with the definition of business.

14.	GOODWILL

The following table sets forth the details of goodwill as of December 31, 2016 and 2015:

Goodwill	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Parque Eólico Talinay Oriente (1)	10,900	10,900
Parque Eólico Valle de Los Vientos (2)	-	3,030
Geotérmica Del Norte	109	109
Total	11,009	14,039

(1)

On March 22, 2013, Enel Green Power Chile Ltda. acquired the entity Parque Eólico Talinay Oriente S.A. This acquisition was made from the company Vestas Chile S.A., the total price paid was US$165 million. This transaction resulted in a recognition of goodwill amounting to ThUS$ 10,900.

(2)	In 2016, impairment of ThUS$ 3,030 was recognized.

15.	PROPERTY, PLANTS AND EQUIPMENT

a)	The following table sets forth the property, plant and equipment as of December 31, 2016 and 2015:

Changes in Property, Plant and Equipment	Construction in Progress	Lands	Buildings	Plant and Equipment	Other Property, Plant and Equipment	Total Property, Plant and Equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	415,770	1,031	125,074	555,694	867	1,098,436
Additions	728,916		3,013	(2,107)	36	729,858
Transfers	(349,263)		108,712	238,695	1,002	(854)
Other increases (increases)	-		(13)	(2,482)	-	(2,495)
Closing balance as of December 31, 2015	795,423	1,031	236,786	789,800	1,905	1,824,945
Additions	417,536		184,034	113	-	601,683
Transfers	(809,592)		220,849	588,482	259	(2)
Other increases (increases)	(1,265)		-	-	-	(1,265)
Closing balance as of December 31, 2016	402,102	1,031	641,669	1,378,395	2,164	2,425,361

Depreciation and Impairment:
Opening balance as of January 1, 2015	-	-	(12,723)	(53,184)	(699)	(66,606)
Depreciation for the year	-	-	(8,935)	(32,684)	(148)	(41,767)
Disposals and write-offs	-	-	(963)	(5,484)	-	(6,447)
Closing balance as of December 31, 2015	-	-	(22,621)	(91,352)	(847)	(114,820)
Depreciation of the year	-	-	(18,762)	(56,054)	(263)	(75,079)
Disposals and write-offs	-	-	(15,869)	(10,875)	-	(26,744)
Closing balance as of December 31, 2016	-	-	(57,252)	(158,281)	(1,110)	(216,643)

Property, Plant and Equipment, net
December 31, 2016	402,102	1,031	584,417	1,220,114	1,054	2,208,718
December 31, 2015	795,423	1,031	214,165	698,448	1,058	1,710,125

There are no restrictions on title, nor property, plant and equipment was pledged as security for liabilities. No contractual commitments for the acquisition of property, plant and equipment exist.

b)	Capitalized borrowing costs were ThUS$ 26,589 and ThUS$ 14,711 for the years ended December 31, 2016 and 2015, respectively.

c)	Expenses for operating leases during the years ended December 31, 2016 and 2015, are as follows:

Lease rental payments	12-31-2016	12-31-2015
	ThUS$	ThUS$
Land	1,836	1,892
Vehicules and machinery	245	173
Offices and facilities	1,279	1,130
Total	3,360	3,195

16.	CURRENT TAX LIABILITIES

The detail of current tax liabilities as of December 31, 2016 and 2015, is as follows:

Tax Payable	Balance as of
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Income tax	3,830	2,752
Total	3,830	2,752

17.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2016 and 2015, is as follows:

Trade and other payables	Current
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Trade creditors	186,605	359,620
Other miscellanous creditors	996	6,185
Taxes payable other than income tax	514	2
Social security employees	494	-
VAT debit	3,225	-
Other payables	4,384	5,299
Total	196,218	371,106

As of December 31, 2016 and 2015, there are no trade and other payables classified as non-current.

18.	PROVISIONS

The detail of provisions as of December 31, 2016 and 2015, is as follows:

Provisions	Non Current
	12-31-2016	12-31-2015
	ThUS$	ThUS$
Decommissioning and restoration (*)	12,609	6,452
Total	12,609	6,452

(*) For the years ended December 31, 2016 and 2015, the Company has recognized an increase in the existing provision for decommissioning and restoration for ThUS$ 6,157 and ThUS$ 2,334, respectively, related to the following projects:

Project name	For the years ended December 31,
	2016	2015
	ThUS$	ThUS$
Chañares	(5)	509
Lalackama I	18	764
Lalackama II	4	230
Talinay Poniente	25	831
Campamento Cerro Pabellón	415	-
Almeyda Solar	(8)	-
Tal Tal	32	-
Talinay Oriente	100	-
Valle de los Vientos	12	-
Carrera Pinto	1,198	-
Finis Terrae	1,976	-
Los Buenos Aires	300	-
La Silla	22	-
Pampa Norte	979	-
Renaico	1,089	-
Total	6,157	2,334

The amount of this provision corresponds to the present value of the obligation to remove the assets from the site and to restore the property under the same conditions in which it was received at the beginning of the respective contract.

19.	DERIVATIVES

The following tables set forth the financial derivative designated as hedging instruments in effective cash flow hedge as of December 31, 2016 and 2015:

Hedging Derivatives	Financial Institution	Type of hedge	Interest Rate Asset	Interest Rate Liability	December 31, 2016
					Asset		Liability
					Current	Non-Current	Current	Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$
Interest rate swap	BBVA (*)	Cash flow hedge	4.69%	2.04%	-	580	-	-
Interest rate swap	BBVA (**)	Cash flow hedge	4.12%	1.62%	-	483	-	-
Interest rate swap	BBVA (**)	Cash flow hedge	3.77%	1.57%	-	2,494	-	-
Total					-	3,557	-	-

Hedging Derivatives	Financial Institution	Type of hedge	Interest Rate Asset	Interest Rate Liability	December 31, 2015
					Asset		Liability
					Current	Non-Current	Current	Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$
Interest rate swap	BBVA (*)	Cash flow hedge	3.31%	2.04%	-	-	-	905
Interest rate swap	BBVA (**)	Cash flow hedge	3.06%	1.62%	-	2,191	-	-
Interest rate swap	BBVA (**)	Cash flow hedge	3.00%	1.57%	-	-	-	70
Total					-	2,191	-	975

The amount corresponds to interest rate swap contracted with Banco Bilbao Vizcaya Argentaria (BBVA) Chile related to the loans granted by this same bank. (See Note 20)

(*)

The subsidiary Empresa Eléctrica Panguipulli S.A. has a bank loan granted by Banco Bilbao Vizcaya Argentaria Chile on December 03, 2014 for ThUS$ 150,000. The loan was granted in conjunction with a hedge agreement for the same notional amount, transforming the variable interest rate based on LIBOR 180 (360 days basis) to a fixed interest rate of 2.035% (also on 360 days basis)

(**)

Enel Green Power Chile Ltda., has a loan granted by Banco Bilbao Vizcaya Argentaria Chile on July 30, 2013 for ThUS$ 100,000. This loan was granted in conjunction with a hedging contract for the same notional amount, that changes a variable interest rate based on LIBOR 180 (360 days basis) to a fixed interest rate of 1.621% (also on 360 days basis). Also, the Company has a bank loan granted by Banco Bilbao Vizcaya Argentaria Chile on December 19, 2013 for ThUS$ 150,000. This bank loan was granted in conjunction with a hedge agreement for the same notional amount, transforming the variable interest rate based on LIBOR 180 (360 days basis) to a fixed interest rate of 1.574% (also on 360 days basis).

The valuation of these derivative instruments includes some variables non-observable in the market, related mainly to the Company's own credit risk that are classified in Level 2 of the fair value hierarchy (as defined in Note 3.p). The credit risk used in the valuation of these instruments considers the spread over the LIBOR rate used in the Company's financing, which is currently estimated at a fixed rate of 2.5% and 2.65% on LIBOR. For valuation purposes, the Company has used a discounted cash flow model.

The Company has carried out sensibility test of the potential impact of the market interest rate variation on the value of the above mentioned interest rate swaps. It is estimated that a change of +/- 25 basis points over the spread over the LIBOR rate would impact +/- 10% on the current valuation of these derivative instruments.

The following table presents the movement of the hedge reserve, before taxes, in equity for the years ended December 31, 2016 and 2015:

Interest rate swap	For the years ended December 31,
	2016	2015
	ThUS$	ThUS$
Cash flow hedge reserve beginning of year	1,216	-
Changes recognized in other comprehensive income	2,341	1,216
Reclassification to profit or loss	(499)	-
Cash flow hedge reserve end of year	3,058	1,216

The interest rate swaps were valued using Level 2 input data in terms of the fair value hierarch

Derivative instruments as of December 31, 2016 are not subject to Master Netting Agreements where there is a contractual right to offset the assets and liabilities under these financial instruments.

20.	OTHER NON-CURRENT FINANCIAL LIABILITIES

The detail of other non-current financial liabilities as of December 31, 2016 and 2015, is as follows:

Other Financial Liabilities	Contract Date	Maturity Date	Interest Rate	Balance as of
				December 31, 2016			December 31, 2015
				Current	Non-Current		Current	Non-Current
					One to three years	More than three years		One to three years	More than three years
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing borrowings
Bank loan - Banco BCI	Jul 30, 2013	Jul 30, 2018	3,41%	-	100,000	-	-	100,000	-
Bank loan - Banco BBVA	Mar 18, 2013	Sep 22, 2019	4,12%	-	100,000	-	-	-	150,000
Bank loan - Banco BBVA	Dec 19, 2013	Dec 19, 2020	3,77%	-	-	150,000	-	-	100,000
Bank loan - Banco BBVA	Dec 3, 2014	Dec 3, 2021	4,69%	-	-	150,000	-	-	150,000
Interest accrued on bank loans				3,933	-	-	1,540	-	-
Total interest-bearing borrowings				3,933	200,000	300,000	1,540	100,000	400,000

Other financial obligations
Acquisition of Parque Talinay Poniente (1)				2,623	2,311	-	2,654	5,308	-
Financial derivatives (Note 19)				-	-	-		-	975
Total other financial obligations				2,623	2,311	-	2,654	5,308	975

Total other financial liabilities				6,556	202,311	300,000	4,194	105,308	400,975

(1)

This liability corresponds to the balance payable for the acquisition of Parque Talinay Poniente, which according to the share purchase agreement, must be paid in four annual installments of ThUS$ 2,654 in February of each year, beginning with 2015.

.

21.	EQUITY

21.1 Other reserves

The other reserves as of December 31, 2016 and 2015, are as follows:

Other reserves	For the years ended December 31,
	2016	2015
	ThUS$	ThUS$
Actuarial (gains) losses from defined benefit plans	(991)	(813)
Cash flow hedges	2,342	942
Total other reserves	1,351	129

21.2 Non-controlling interests

The detail of the non-controlling interests in the consolidated subsidiaries is as follows:

	Non-controlling interests
	2016	2015	Equity		Profit (Loss)
			2016	2015	2016	2015	2014 (Unaudited)
	%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Empresa Nacional de Geotermia S.A.	49,000	49,000	1,492	1,514	(25)	24	(932)
Geotérmica del Norte S.A. (*)	18,840	31,685	75,297	71,976	1,662	(2,067)	1,692
Parque Talinay Oriente S.A.	38,630	38,630	69,374	68,681	694	683	1,095
Total			146,163	142,171	2,331	(1,360)	1,855

(*) During the years 2016 and 2015, Geotérmica del Norte S.A. increased its capital in ThUS$ 170,000 and          ThUS$ 121,145 respectively. In both years, the non-controlling shareholder did not subscribe to the capital increases, and a consequence its interest decreased from 49.00% as of December 31, 2014 to 31,685% as of December 31, 2015 and to 18,84% as of December 31, 2016. Those changes originated an effect of ThUS$ 1,661 and ThUS$ 22,219 on Non-controlling interests balance during the years ended December 31, 2016 and 2015, respectively.

Additional information:

A summarized financial information of the subsidiaries that have non-controlling interests is included below:

	Total Assets		Total Liabilities		Equity		Net Income
	2016 ThUS$	2015 ThUS$	2016 ThUS$	2015 ThUS$	2016 ThUS$	2015 ThUS$	2016 ThUS$	2015 ThUS$	2014 (Unaudited) ThUS$

Empresa Nacional de Geotermia S.A.	3,066	3,129	22	39	3,044	3,090	(51)	50	(1,903)
Geotérmica del Norte S.A.	445,862	239,669	42,453	16,709	403,409	222,960	10,449	(4,819)	3,481
Parque Talinay Oriente S.A.	213,392	266,261	33,807	88,473	179,585	177,788	1,797	1,769	2,834

21.3.Capital Management

The objective of the Company in terms of capital management, which corresponds to the equity holders, is to maintain an adequate level of capitalization, which allows it to ensure access to the financial markets for the development of its medium and long term objectives, optimizing the return to their owners and maintaining a solid financial position. The Company manages its capital structure and makes adjustments to it, in light of the economic conditions of the environment, adjusting the return to its partners or increasing capital.

There is no restriction or covenants affecting the Company's capital management.

21.4.Social rights

As of December 31, 2016, the Company has two partners, as described in Note 1 to these consolidated financial statements. They have the right to make withdrawals from the Company's net income.

21.5.Withdrawal policy

The members make withdrawals from the Company's net income according to the available income found in retained earnings, and whose percentage is determined according to the participation of the partners in the equity of the Company.

22.	INCOME TAXES

The Company and its subsidiaries recognize current and deferred tax assets and liabilities using a tax rate of 24% for fiscal year 2016, 22.5% for the year 2015 and 21% for the year 2014.

For the years ended December 31, 2016, 2015 and 2014, the Company recognized a first category income tax expense in accordance with current tax regulations.

a)	The following table presents the components of the income tax expense/(benefit) recognized in the consolidated statement of profit or loss for the years ended December 31, 2016, 2015 and 2014:

Composition of Income Tax Benefit / (Expense)	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Current income tax	(9,793)	(3,186)	(2,393)
Adjustments to current tax from the previous period	1,925	-	-
Other current tax benefit / (expense)	-	1,179	421
Current tax expense, net	(7,868)	(2,007)	(1,972)
Adjustments to deferred taxes from the previous period	(594)	256	(936)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	15,038	(22,036)	(17,883)
Expense from deferred taxes due to changes in tax rate or the introduction of new taxes (*)	-	-	(1,259)
Total deferred tax benefit / (expense)	14,444	(21,780)	(20,078)
Income tax benefit (expense)	6,576	(23,787)	(22,050)

(*)  See Note 11.

b)	The reconciliation of the effective tax rate for the years ended December 31, 2016, 2015 and 2014, is as follows:

Reconciliation of Income Tax Benefit / (Expense)	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Income tax (expense) using statutory rate	(3,879)	(4,623)	(6,866)
Tax effect of non-taxable revenues	-	10,277	-
Tax effect of non-tax-deductible expenses	(979)	(1,019)	(6,002)
Tax effects of changes in estimate of reversal of temporary differences	-	904	(5)
Tax effect of changes in income tax rates	(989)	137	(327)
Tax effect of utilization tax goodwill	-	451	421
Tax effect of utilization of previously unrecognized tax losses	-	(37)	3,003
Tax effect of permanent differences	-	24	44
Adjustments for prior periods deferred taxes	-	-	(10,297)
Expense from deferred taxes due to changes in tax rate or the introduction of new taxes (*)	-	-	(1,259)
Tax effect of different tax currency	12,423	(29,932)	(762)
Other increases (decreases)	-	31	-
Total adjustments to the income tax expense using statutory rate	10,455	(19,164)	(15,184)
Income tax benefit (expense)	6,576	(23,787)	(22,050)

(*)  See Note 11.

23.	RISK MANAGEMENT POLICY

International Financial Reporting Standards require certain disclosures for financial instruments that represent risks to the Company, including credit risk, liquidity risk and market risk (interest rate risk, exchange rate risk and price risk).

23.1.Liquidity Risk

The Company maintains a liquidity policy consisting of contracting long-term loans and temporary financial investments, in amounts sufficient to support the projected financial needs for a period that is dependent on the situation and expectations of the debt and capital markets.

Liquidity risk is considered low because trade receivable balances are less than 30 days and trade payables are on average greater than 30 days with a centralized cash policy at the parent level which is evidenced by mercantile current account contracts to ensure that in the event of any deficits these will be covered through the use of these mercantile current account contracts.

23.2.Credit Risk

Credit risk is the potential breach of obligations by any counterparty with adverse results for the Company.

Credit risk is considered low, since the trade receivables correspond mainly to balances with related parties and receivable balances from third parties that include the main energy distributors in Chile and other generators (spot market) that are considered of high credit quality.

The Company’s maximum exposure to credit risk for financial assets as of December 31, 2016 and 2015 is the carrying amounts as presented in the consolidated statements of financial position except for derivative financial instruments.

23.3.Exchange Rate Risk

The Company is exposed to exchange rate risk arising from items denominated in currencies or inflation-indexed units other than the U.S. dollar.

The exchange rate risks correspond mainly to payments to be made in the Chilean market for the acquisition of supplies and certain services related to projects and the accumulated VAT credits with the Chilean Internal Revenue Service that is denominated in Chilean peso-based index.

Financing with group companies or banking entities is denominated in dollars to match the position versus cash generation for their contracts in the same currency.

The Company does not carry out specific exchange rate risk management of items in pesos and in euros.

As of 31 December 2016 and 2015, the Company presents a net position of assets and liabilities denominated in currencies other than the functional currency, as follows:

Asset / (Liability) Position	2016		2015
	Euros	CLP	Euros	CLP
	ThUS$	ThUS$	ThUS$	ThUS$
Assets	2,468	199,140	1,978	124,986
Liabilities	(36,968)	(78,045)	(23,498)	(400,065)
Assets / (Liabilities) Net Position	(34,500)	121,095	(21,520)	(275,079)

The figures presented in the table above correspond to U.S. dollar equivalents of amounts denominated to Chilean pesos or Euros.

A 10% appreciation of the U.S. dollar against the following currencies as of December 31, 2016 and 2015 would have increased (decreased) equity and profit or loss in the figures previously presented, on the basis that all other variables remain constant.

Currency appreciation

Currency	2016	2015
	ThUS$	ThUS$
EURO	(12,109)	2,152
CHILEAN PESO (CLP)	3,450	27,508

A 10% depreciation of the US dollar against the following currencies as of December 31, 2016 and 2015 would have had the same effect, but opposite, in the figures previously presented, on the basis that all other variables remain constant.

Currency depreciation

Curency	2016	2015
	ThUS$	ThUS$
EURO	12,109	(2,152)
CHILEAN PESO (CLP)	(3,450)	(27,508)

23.4.Interest Rate Risk

It is the risk of loss due to changes in the interest rate that may affect financial assets and liabilities.

The Company has obligations with related companies, which have agreed a variable interest rate and obligations with banks due to the interest rate hedging strategy.

As of December 31, 2016, a 50% increase in the interest rate would have a negative effect on earnings of ThUS$ 10,700 and a decrease of the rate of 50% would have a positive effect on ThUS$ 10,016. As of December 31, 2015, a 50% increase in the interest rate would have a negative effect on income of ThUS$ 8,368 and a decrease of the rate of 50% would have a positive effect on ThUS$ 7,223.

23.5.Fair value of financial instruments

The fair values of all financial assets and liabilities are presented below:

	Carrying value	Fair value
	2016	2016
	ThUS$	ThUS$
ASSETS
Accounts receivable from related parties	25,090	25,090
Trade and other receivables	52,954	52,954
Other financial assets	117	117
Total Assets	78,161	78,161
LIABILITIES
Accounts payable to related parties	1,348,931	1,348,931
Trade and other payables	196,218	196,218
Other financial liabilities	508,867	508,867
Total Liabilities	2,054,016	2,054,016

	2015	2015
	ThUS$	ThUS$
ASSETS
Accounts receivable from related parties	12,506	12,506
Trade and other receivables	17,984	17,984
Other financial assets	116	116
Total Assets	30,606	30,606
LIABILITIES
Accounts payable to related parties	640,400	640,400
Trade and other payables	371,106	371,106
Other financial liabilities	510,477	510,477
Total Liabilities	1,521,983	1,521,983

24.	REVENUE AND OTHER OPERATING INCOME

The detail of revenue for the years ended December 31, 2016, 2015 and 2014, is as follows:

Revenues	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Energy sales	258,296	180,137	113,657

Revenue from other services	22,417	16,409	22,979
Tolls and transmission	16,394	13,644	6,858
Other services	6,023	2,765	16,121

Total revenues	280,713	196,546	136,636

Other Operating Income	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Price adjustment acquisition of Parque Talinay Oriente (1)	15,050	-	-
Insurance reimbursement (2)	9,449	-	-
Other income	2,528	7,245	10,178
Total other operating income	27,027	7,245	10,178

(1)

Agreement signed on December 28, 2016 with Vestas, which establishes the amount to be paid due to the price adjustment associated with the acquisition of Parque Talinay Oriente project on March 22, 2013, which amounts to ThUS$ 15,050.

(2)	Reimbursements received from insurance companies associated with the damages suffered by the plants of the Group's subsidiaries for ThUS$ 9,449.

25.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used for the years ended December 31, 2016, 2015 and 2014, is as follows:

Raw Materials and Consumables Used	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Energy purchases	(50,505)	(38,419)	(40,064)
Transmission costs	(26,204)	(20,658)	(11,051)
Total	(76,709)	(59,077)	(51,115)

26.	EMPLOYEE BENEFITS EXPENSES

Employee expenses for the years ended December 31, 2016, 2015 and 2014, are as follows:

Employee Benefits Expenses	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Wages and salaries	(25,382)	(22,510)	(10,796)
Social security	(612)	(42)	(49)
Total	(25,994)	(22,552)	(10,845)

27.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The composition of depreciation, amortization and impairment losses for the years ended December 31, 2016, 2015 and 2014, is as follows:

	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Depreciation	(75,079)	(41,767)	(21,930)
Amortization	(3,884)	(2,244)	(931)
Total depreciation and amortization expense	(78,963)	(44,011)	(22,861)
Impairment losses	(3.030)	(6,684)	-
Total depreciation, amortization and impairment expense	(81,993)	(50,695)	(22,861)

Information on Impairment Losses	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Tangible and intangible assets	-	(6,684)	-
Goodwill	(3,030)	-	-
Total	(3,030)	(6,684)	-

28.	OTHER EXPENSES

The detail of other expenses for the years ended December 31, 2016, 2015 and 2014, is as follows:

Other Expenses	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Professional, outsourced and other services	(11,675)	(6,755)	(9,710)
Insurance premiums	(2,151)	(1,138)	(700)
Repairs and maintenance	(7,655)	(6,205)	(2,736)
Travel expenses	(1,783)	-	-
Leases and rentals	(3,360)	(3,195)	(1,558)
Taxes and charges	(726)	(1,121)	(1,015)
Other miscellaneous expenses	(4,100)	(4,902)	(5,292)
Total	(31,450)	(23,316)	(21,011)

29.	FINANCIAL RESULTS

The detail of financial results for the years ended December 31, 2016, 2015 and 2014, is as follows:

Financial Costs	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Interest on bank loans	(21,306)	(28,754)	(6,375)
Other financial costs	(2,249)	-	(3,190)
Other financial costs on loans from related parties (*)	(83,627)	(3,862)	-
Total	(107,182)	(32,616)	(9,565)

(*)

The increase in interest expense on financial loans and other financial expenses is explained by the completion of projects under construction during the years ended December 31, 2016 and 2015. Upon completion of the projects capitalization of borrowing costs directly attributable to construction projects ceases.

30.	FOREIGN CURRENCY EXCHANGE DIFFERENCES

The detail of assets and liabilities generating foreign exchange differences included in the statement of profit or loss for the years ended December 31, 2016, 2015 and 2014, is as follows:

Foreign Currency Exchange Differences	Currency			Total
	CLP	Euro	U.F.	12-31-2016
	ThUS$	ThUS$	ThUS$	ThU$
Cash and cash equivalents	(583,318)	-	-	(583,318)
Trade and other receivables	(8,525)	-	-	(8,525)
Accounts receivable/payable to related parties	6,718	835	(364)	7,189
Current tax assets	5,432	379	(12)	5,799
Other financial assets	2	-	-	2
Other non-financial assets	(11,973)	(1,888)	18	(13,843)
Investment in other entities	7,347	-	-	7,347
Trade and other payables	578,685	4,372	54	583,111
Other financial liabilities	1,601	991	-	2,592
Current tax liabilities	4,464	-	-	4,464
Provision for employee benefits	695	-	-	695
Total	1,128	4,689	(304)	5,513

Foreign Currency Exchange Differences	Currency			Total
	CLP	Euro	U.F.	12-31-2015
	ThUS$	ThUS$	ThUS$	ThU$
Cash and cash equivalents	(428,334)	-	-	(428,334)
Trade and other receivables	(96,217)	-	-	(96,217)
Accounts receivable/payable to related parties	(8,900)	6,882	-	(2,018)
Current tax assets	(17,182)	(169)	-	(17,351)
Deferred tax assets	(119)	-	-	(119)
Other financial assets	(15)	-	-	(15)
Other non-financial assets	(28,396)	(19)	(3)	(28,418)
Trade and other payables	561,257	(2,968)	1,234	559,523
Other financial liabilities	(875)	-	-	(875)
Current tax liabilities	194	-	-	194
Deferred tax liabilities	(1,314)	-	-	(1,314)
Provision for employee benefits	124	-	-	124
Total	(19,777)	3,726	1,231	(14,820)

Foreign Currency Exchange Differences	Currency			Total
	CLP	Euro	U.F.	12-31-2014 (Unaudited)
	ThUS$	ThUS$	ThUS$	ThU$
Cash and cash equivalents	(135,705)	-	-	(135,705)
Trade and other receivables	(125,087)	(88)	-	(125,175)
Accounts receivable/payable to related parties	(147,077)	2,127	-	(144,950)
Current tax assets	(12,903)	(150)	-	(13,053)
Deferred tax assets	(936)	-	-	(935)
Other financial assets	(25)	-	-	(24)
Other non-financial assets	(39,954)	(14,533)	(14)	(54,501)
Trade and other payables	493,237	15,126	831	509,192
Other financial liabilities	(38,446)	-	(10,036)	(48,482)
Current tax liabilities	1,134	-	-	1,134
Deferred tax liabilities	2,370	-	-	2.370
Provision for employee benefits	74	-	-	74
Total	(3,318)	2,482	(9,219)	10,055

31.	OTHER GAINS (LOSSES)

The detail of other gains (losses) for the years ended December 31, 2016, 2015 and 2014, is as follows:

Other Gains (Losses)	For the years ended December 31,
	2016	2015	2014 (Unaudited)
	ThUS$	ThUS$	ThUS$
Gain on sale of transmission line (*)	8,167	-	-
Total	8,167	-	-

(*) It includes the gain on sale of transmission lines of ThUS$ 5,695 and ThUS$2,472 at the subsidiaries Parque Eólico Tal Tal S.A. and Parque Eólico Valle de los Vientos S.A., respectively, to Transelec S.A.

32.	COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various lawsuits and legal process as part of the normal course of business. The relevant lawsuit and processes are described below.

From December 2015 to March 2016, the subsidiary Geotérmica del Norte S.A. ("GDN") has received invoices from Movterra Limitada and Cesar Silva EIRL. The first entity has no relationship with GDN and the second is a contractor. Movterra Limitada is owned by Cesar Silva EIRL.

The invoices were transferred by Movterra Limitada and Cesar Silva EIRL to Factoring Nuevo Capital S.A. and Factoring Andino S.A., both factoring companies have initiated the judicial collection of the invoices. These litigation claims were filed in the 10th Civil Court of Santiago, Rol C-15897-2016 and Rol C-20673-2016. The amount of the claim of Factoring Andino S.A. is € 530,000 (ThUS$ 559) and of the claim of Factoring Nuevo Capital S.A. is € 407,000 (ThUS$ 429).

The next steps to follow are the resolution by the court regarding invoice collection notification. In case it is rejected, the claim is concluded and the process is closed. In case it is received, the process continues through its discussion in an executive trial.

It is estimated that the evidentiary period should be resolved within the next 6 months. In case of continuing with the executive trial this should be resolved within one year.

33.	GUARANTEES

The guarantees given and received as of December 31, 2016 which mature after the date of issuance of these consolidated financial statements, are presented at commitment value, as follows:

Guarantees given

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Almeyda Solar SpA	Secretaría Regional de Bienes Nacionales Atacama	To guarantee full compliance with concession contract	Oct, 22 2015	Oct 30, 2020	UF	3,062
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Oct.30, 2014	Dec 4, 2019	UF	18,292
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Jul 31, 2014	Sep 30, 2018	UF	1,461
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Jul 31, 2014	Sep 30, 2018	UF	16,161
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Jul 31, 2014	Sep 30, 2018	UF	15,404
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Jul 31, 2014	Sep 30, 2018	UF	17,978
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Jul 31, 2014	Sep 30, 2018	UF	21,364
Empresa Eléctrica Panguipulli S.A.	Secretaria Regional Ministerial de Bienes Nacionales Antofagasta	To guarantee full compliance with concession contract	Jan 15, 2015	Jul 20, 2017	UF	24
Empresa Eléctrica Panguipulli S.A.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Oct 22, 2015	Oct 30, 2020	UF	8,883
Empresa Eléctrica Panguipulli S.A.	Interover Sur S.A.	To guarantee full compliance with lease contract for property	Mar 24, 2016	Mar 8, 2021	UF	758
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Sep 12, 2014	May 10, 2017	UF	35,280
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Sep 22, 2014	Dec 2, 2017	UF	672
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Jan 30, 2015	Apr 30, 2017	UF	13,356
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Feb 5, 2015	Mar 30, 2017	UF	34,137
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Mar 20, 2015	May 30, 2017	UF	6,793
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Aug 17, 2015	Sep 30, 2017	UF	29,757
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Jul 24, 2015	Aug 30, 2017	UF	37,863
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Jul 24, 2015	Aug 30, 2017	UF	29,786
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Jul 24, 2015	Aug 30, 2017	UF	72,836
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Jul 24, 2015	Aug 30, 2017	UF	39,162
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Jul 24, 2015	Aug 30, 2017	UF	39,225
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Aug 17, 2015	Aug 30, 2017	UF	27,491
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales, Atacama	To guarantee full compliance with concession contract	Aug 17, 2015	Aug 30, 2017	UF	28,808
Enel Green Power Chile Ltda.	Director Regional de Vialidad, Región de Antofagasta	To guarantee compliance with execution of construction works on Route B-255 Km 33,100”	Oct 16, 2015	Apr 30, 2017	UF	94
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer and intention to sign concession contract on government land	Apr 28, 2016	Apr 29, 2017	UF	456
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer and intention to sign concession contract on government land	Apr 28, 2016	Apr 29, 2017	UF	915
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer and intention to sign concession contract on government land	Apr 28, 2016	Apr 29, 2017	UF	934
Enel Green Power Chile Ltda.	Energías Marinas SpA	To guarantee payment in advance received	May 30, 2016	Dec 16, 2017	ThCh$	585,211
Enel Green Power Chile Ltda.	Energías Marinas SpA	To guarantee full compliance with contract	May 30, 2016	Aug 30, 2024	ThCh$	10,357

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales, Reg Antofagasta	To guarantee fulfilment of the offer	Oct 12, 2016	Sep 22, 2018	UF	478
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales, Reg Antofagasta	To guarantee fulfilment of the offer	Oct 12, 2016	Sep 22, 2018	UF	463
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales, Reg Antofagasta	To guarantee fulfilment of the offer	Oct 12, 2016	Sep 22, 2018	UF	474
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with contract	Dec 16, 2016	Dec 26, 2020	UF	32,723
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works - street América	Dec 16, 2016	Apr 30, 2018	ThUS$	18,750
Enel Green Power del Sur SpA	Antofagasta Railway Company	To guarantee material and operational damages and claims	Dec 13, 2016	Apr 30, 2017	UF	1,029
Enel Green Power del Sur SpA	Director Regional de vialidad la Araucanía	To guarantee compliance with execution of works	Dec 20, 2016	Apr 30, 2017	UF	25
Enel Green Power del Sur SpA	Director Regional de vialidad la Araucanía	To guarantee compliance with execution of works	Dec 20, 2016	Jun 30, 2017	UF	20
Enel Green Power del Sur SpA	Director Regional de Vialidad, Antofagasta	To guarantee potential third party damages	Feb 20, 2017	Apr 30, 2017	UF	94
Enel Green Power del Sur SpA	Director Regional de Vialidad, Antofagasta	To follow instructions from inspector	Feb 20, 2017	Apr 30, 2017	UF	57
Enel Green Power del Sur SpA	Director Regional de Vialidad, Antofagasta	Correct application of road signing	Feb 20, 2017	Apr 30, 2017	UF	57
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works	Feb 24, 2017	Jun 30, 2018	UF	7,300
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works	Feb 24, 2017	Jun 30, 2018	UF	6,400
Geotérmica del Norte S.A.	Transelec	To guarantee full compliance with transmission system connection program	Sep 12, 2016	Apr 30, 2017	UF	1,000
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works	Feb 24, 2017	Jun 30, 2018	UF	6,400
Geotérmica del Norte S.A.	Transelec	To guarantee compliance with execution of works	Sep 12, 2016	Apr 30, 2017	UF	1,000
Geotérmica del Norte S.A.	Transelec	To guarantee full compliance with transmission system connection program	Sep 12, 2016	Apr30, 2017	UF	1,000
Geotérmica del Norte S.A.	Aguas Antofagasta	To guarantee material and operational damages and claims	Sep 21, 2016	Sep 15, 2017	UF	1,600
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Mar 9, 2015	Sep 30, 2019	UF	199
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Mar 4, 2015	Sep 30, 2019	UF	13,788
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	Mar 4, 2015	May 30, 2019	UF	14,667
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee fulfilment of the offer	Oct 21, 2015	Nov 1, 2017	UF	45
Enel Green Power del Sur SpA	Secretaria Regional Ministerial de Bienes Nacionales, Antofagasta	To guarantee fulfilment of the offer	May 16, 2016	Dec 2, 2017	UF	498
Enel Green Power del Sur SpA	Secretaria Regional Ministerial de Bienes Nacionales, Antofagasta	To guarantee fulfilment of the offer	May 16, 2016	Dec 2, 2017	UF	480
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee compliance with lease contract	Sep 20, 2016	Nov 10, 2017	ThCh$	1,302
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with contract	Sep 5, 2016	Oct 10, 2018	UF	372
Parque Eólico Taltal S.A.	Ministerio de Bienes Nacionales	To guarantee full compliance with execution of works	Dec 26, 2011	Jul 29, 2017	ThUS$	173,250

Guarantees Received

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Geotérmica del Norte S.A.	Petreven Chile SpA	To guarantee full compliance with drilling services received on geothermal developments - Cerro Pabellón	Sep 10, 2015	May 31, 2018	ThUS$	4
Geotérmica del Norte S.A.	Petreven Chile SpA	To guarantee full compliance with drilling services received on geothermal developments - Cerro Pabellón	Sep 10, 2015	Jul 31, 2018	ThUS$	4
Geotérmica del Norte S.A.	Petreven Chile SpA	To guarantee full compliance with drilling services received on geothermal developments - Cerro Pabellón	Sep 29, 2015	Aug 31, 2018	ThUS$	39

34.	SUBSEQUENT EVENTS

From January 1, 2017, until the date of issuance of these consolidated financial statements, the Company's management is not aware of any subsequent significant events affecting or that may affect the consolidated financial statements.